Exhibit 99.1

PRESS RELEASE
Tuesday 4 March 2025 – 10:00 p.m. CET
Regulated information
CMB.TECH BUYS HEMEN STAKE IN GOLDEN OCEAN

ANTWERP, Belgium, 4 March, 2025, 10:00 p.m. CET – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) is pleased to announce that it has entered into a share purchase agreement with Hemen Holding Limited (“Hemen”), for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (“Golden Ocean”) (NASDAQ: GOGL & Euronext: GOGL) (representing ca. 40.8%1 of Golden Ocean’s outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen), at a price of 14.49 USD per share (the “Transaction”). The Transaction will not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction.
This acquisition is in line with CMB.TECH’s strategic objective of diversification, with the Company intending to become a long-term shareholder in Golden Ocean and investing in a modern dry bulk fleet.
Alexander Saverys, CEO of CMB.TECH, commented: "The acquisition of the Golden Ocean shares from Hemen represents a significant milestone in CMB.TECH’s diversification strategy. We look forward to engaging with the board, management and employees of Golden Ocean and to build on Golden Ocean’s and Mr. Fredriksen’s strong legacy to drive long-term growth and innovation”.
To the extent the Transaction might impact Golden Ocean’s financing agreements, CMB.TECH has identified a bank syndicate to refinance all or parts of the current outstanding debt in Golden Ocean.
About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
About Golden Ocean
Golden Ocean Group Limited (“Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. As of February 2025, the Golden Ocean fleet consists of 91 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.
More information can be found at www.goldenocean.bm/.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

1 Excluding treasury shares.

CMB.TECH w Contact Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 1 of 4

PRESS RELEASE
Tuesday 4 March 2025 – 10:00 p.m. CET
Regulated information

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Disclaimer
This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is for information purposes only and is not an offer or a tender offer document and, as such, is not intended to constitute or form any part of an offer or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction.
This notice does not constitute a takeover bid to purchase securities of CMB.TECH nor a solicitation by anyone in any jurisdiction with respect to CMB.TECH. No action has been taken to enable a takeover bid in any jurisdiction, and no such actions will be taken. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions.
Additional Information for U.S. Holders
This press release is for informational purposes only and is neither a recommendation, an offer to purchase nor an offer to sell any ordinary shares, no par value, of CMB.TECH or any other securities in the United States.  Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from CMB.TECH and that will contain detailed information about CMB.TECH and its management as well as financial statements.

CMB.TECH w Contact Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 2 of 4